FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report Of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December, 2007

Commission File No. 000-49760

MEGAWEST ENERGY CORP.

(Translation of registrant's name into English)

Suite 800, 926 - 5th Ave S.W., Calgary, Alberta, Canada T2P 0N7

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F  [ X] Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 -______________

BRITISH COLUMBIA

ALBERTA

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

MegaWest Energy Corp. (the "Company")

Suite 800, 926 – 5th Avenue S.W.

Calgary, Alberta, Canada T2P 0N7

Item 2.	Date of Material Change(s)

December 14, 2007.

Item 3.	News Release

The Company’s news release dated December 14, 2007 was disseminated by Market Wire on December 14, 2007.

Item 4.	Summary of Material Change

The Company announced that the Board of Directors has approved a six month extension for 18,592,623 warrants, to purchase that same number of common shares, associated with the January 2007 $0.50 and February 2007 $1.00 private placements. As a result of this extension 4,212,500 warrants at $1.00 and 14,380,123 warrants at $1.30 will now expire on July 5, 2008 and August 28, 2008 respectively.

Item 5.	Full Description of Material Change
5.1	Full Description of Material Change

See attached News Release.

5.2	Disclosure for Restructuring Transactions

Not Applicable.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.	Omitted Information

Not Applicable.

Item 8.	Executive Officer

For further information, please contact George Orr, Chief Financial Officer of the Company, at 604.737.1015.

Item 9.                  Date of Report

This report is dated December 17, 2007.

News Release

MegaWest Extends Warrant Expiration Dates

Calgary, Alberta; December 14, 2007 – MegaWest Energy Corp., (the “Company” or “MegaWest”), an independent oil and gas company (OTC BB: MGWSF) (Cusip: #585168 107), today announced that the Board of Directors has approved a six month extension for 18,592,623 warrants, to purchase that same number of common shares, associated with the January, 2007 $0.50 and February 2007 $1.00 private placements. As a result of this extension 4,212,500 warrants at $1.00 and 14,380,123 warrants at $1.30 will now expire on July 5, 2008 and August 28, 2008 respectively. MegaWest will be sending out an amendment to the warrant certificates in conjunction with this extension.

MegaWest, which recently announced in a December 12, 2007 news release a combined independent and management high estimate of 2 billion barrels of gross original resources (OOIP), is focused on non-conventional oil and gas projects in the United States. It owns or has the right to earn an interest in over 110,000 acres in Kansas, Missouri, Kentucky, Texas and Montana. MegaWest’s strategy is to grow shareholder value through the selective acquisition of projects with large resource potential located in the vicinity of existing infrastructure and the application of emerging and proven commercial developments in thermal recovery technologies.

ON BEHALF OF THE BOARD OF DIRECTORS

George T. Stapleton, II, President & CEO

For further information please visit the Company’s Website at www.megawestenergy.com.

Investor Relations:

David Sealock	Mike Parker
1 (877) 984-6342	1 (888) 506-7979
Email: info@megawestenergy.com	MParker@sweetwatercapital.net

Forward-Looking Statement Disclaimer

This document contains statements about expected or anticipated future events and financial results that are forward-looking in nature and as a result, are subject to certain risks and uncertainties, such as general economic, market and business conditions, the regulatory process and actions, technical issues, new legislation, competitive and general economic factors and conditions, the uncertainties resulting from potential delays or changes in plans, the actual presence or recoverability of estimated oil and gas resources, the occurrence of unexpected events, and the Company's capability to execute and implement its future plans. Actual results may differ materially from those projected by management. For such statements, we claim the safe harbour for forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

The risks and uncertainties that could affect future events or the Company's future financial performance are more fully described in the Company's quarterly reports (on Form 6-K filed in the US and on Form 51-102F1 filed in Canada), the Company's annual reports (on Form 20-F filed in the US and Canada) and the other recent filings in the US and Canada. These filings are available at www.sec.gov in the US and www.sedar.com in Canada.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEGAWEST ENERGY CORP.

Per: /s/ George Orr

F. George Orr

Chief Financial Officer and Director

(Principal Financial Officer)

Dated: December 19, 2007

CW1584881.1